UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

On November 18, 2025, Materialise NV (the “Company” or “Materialise”) published a prospectus dated as of even date (the “Listing Prospectus”), prepared and disseminated by the Company pursuant to applicable European Union and Belgian laws and regulations, in relation to its additional listing of its ordinary shares on Euronext Brussels, to complement the existing Nasdaq listing of its American depositary shares (ADSs) representing ordinary shares.

A copy of the Listing Prospectus is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	Listing Prospectus dated November 18, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Brigitte de Vet-Veithen
Name:	Brigitte de Vet-Veithen

De Vet Management BV
Title:	Chief Executive Officer

Date: November 18, 2025